EXPENSE LIMITATION AGREEMENT

Jetstream Venture Fund

2000 Central Ave.

Boulder, Colorado 80301

Ladies and Gentlemen:

Sweater Industries LLC (the “Adviser”) hereby agrees to waive its management fees and/or reimburse expenses of the Jetstream Venture Fund (the “Fund”) to the extent necessary so that the Fund’s total annual operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) (“Operating Expenses”) do not exceed 4.90% of the Fund’s average daily net assets. This contractual waiver will continue through one-year anniversary of the effective date of the Fund’s registration statement on Form N-2 (the “Limitation Period”).

The Fund agrees to repay the Adviser for any management fees waived and/or Fund expenses the Adviser reimburses pursuant to this Expense Limitation Agreement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and/or the Fund expenses were reimbursed, or any expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the Adviser waived the fee or incurred the expense.

This Agreement may be terminated during the Limitation Period solely by the Fund’s Board of Trustees upon not less than 30 days’ written notice to the Adviser.

Very truly yours,

SWEATER INDUSTRIES LLC

By:
Name:	Jesse Randall
Title:	President

Agreed and accepted

JETSTREAM VENTURE FUND

By:
Name:	Douglas J. Sylvester
Title:	Trustee, President, and Principal Executive Officer